May 19, 2025

Inderjit Tuli
Chief Executive Officer
Compound Real Estate Bonds, Inc.
1185 Avenue of the Americas, 3rd Floor
New York, NY 10036

        Re: Compound Real Estate Bonds, Inc.
            Post-Qualification Amendment No. 8 to
            Offering Statement on Form 1-A
            Filed May 5, 2025
            File No. 024-11848
Dear Inderjit Tuli:

          We have reviewed your amendment and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 8 to Offering Statement on Form 1-A
General

1. We note statements on your website that appear inconsistent with your disclosure or that should be clarified.

        Examples include:
            Compound savings bonds are "[b]acked by US Treasuries and Real Estate."
            In this regard, we note your investment allocations chart under the "How it works," tab on your website. Please revise to reflect your actual investment allocations and/or clarify that this does not reflect current investment allocations, if true.
            Refer to the statement that there is "[n]o minimum deposit." Please clarify your bonds are offered in increments of $10.00.
            Your statement that the bonds are "SEC-regulated."
 May 19, 2025
Page 2

              The bar chart on your landing page says your bonds have a fixed income with a higher return potential than the average CD or savings account. Please clarify, in language accompanying the chart, what the bar chart is meant to represent. For example, you include in the bar chart 4.4% APY Chase. Explain what you are referring and comparing to in that bar chart for the other referenced APYs, or remove the bar chart.
              The projections graph on your landing page compares "[y]our earnings" with a
            "[n]ational average," but it is unclear what the national average you are comparing against represents (e.g., national average of interest earned on bonds, CDs, etc.).
            Please revise for clarity.
              Explain what you mean by your reference on your website to "SEC-Qualified."
              Please remove the reference to your bonds as "Savings Bonds," or advise.

       Please revise your website prior to qualification for consistency with your offering statement and provide clarification as to the meaning of the above referenced statements on your website, or advise.
We have potential liability arising out of a possible violation of Section 5 of the Securities
Act, page 15

2. We note your response to our prior comment 2. Please revise to clarify the risk that the offerings of Bonds at 8.5% APY starting in April 2024 were not offered pursuant to Regulation A because you had not updated your offering statement to reflect the change from 7.0% APY to 8.5% APY. In this regard, please also delete the sentence in the fourth paragraph of this risk factor that says "If it is determined that the foregoing increases in interest rates constituted fundamental changes to the Bonds, such that the 8.5% APY Bonds constituted a different security...."
Please continue to
       disclose the amount of bonds that were sold from April 9, 2024 onward that might be subject to a Section 5 violation because they were not offered pursuant to Regulation
       A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Madeleine Joy Mateo at 202-551-3465 or Susan Block at 202-551-
3210 with any other questions.
 May 19, 2025
Page 3



                             Sincerely,

                             Division of Corporation Finance
                             Office of Finance
cc:   Arden Anderson, Esq.